(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-33021
CUSIP NUMBER: 39741P106

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Greer Bancshares Incorporated

Full Name of Registrant

Former Name if Applicable

1111 W. Poinsett Street

Address of Principal Executive Office (Street and Number)

Greer, South Carolina 29650

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greer Bancshares Incorporated (the “Company”) could not file its Form 10-Q for the period ended June 30, 2006 within the prescribed time period as a result of its certifying accountants being unable to complete their SAS 100 review of the applicable financial statements in a timely manner. More specifically, the Company’s accountants were unable to complete certain inquiry procedures of third parties. A statement to this effect from Dixon Hughes is attached hereto as Exhibit 99.1 The Company and its accountants are working diligently to procure the required information so that the accountants can complete their SAS 100 review and the Company can file its June 30, 2006 Form 10-Q. The Company is striving to file the Form 10-Q as soon as reasonably practical. It anticipates that the accountants’ SAS 100 review process and the filing of the Form 10-Q will be completed within the time period permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Richard Medlock, Jr. (Name)	864 (Area Code)	877-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greer Bancshares Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006	By:	/s/ J. Richard Medlock, Jr.
J. Richard Medlock, Jr.
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

2

Exhibit 99.1

August 15, 2006

Audit Committee

Greer Bancshares, Inc.

1111 West Poinsett Street

Greer, South Carolina 29650

Dear Audit Committee:

As we have discussed with management of the Company, we have not completed our interim review under SAS 100 with respect to the financial statements of the Company for the periods ended June 30, 2006, which financial statements are to be included in the Company’s Form 10-Q for such periods. Specifically, we were unable to complete our SAS 100 review by the prescribed filing date of such Form 10-Q because we were unable to complete certain inquiry procedures of third parties.

Very truly yours,

DIXON HUGHES PLLC

cc:	Rick Medlock

Greer State Bank